Mail Stop 3561

June 30, 2008

Via Facsimile and U.S. Mail

Ms. Karla Lewis
 Chief Financial Officer
RELIANCE STEEL & ALUMINUM CO.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

>**Re:** **Reliance Steel & Aluminum Co.**
>**Form 10-K for the year ended December 31, 2007**
>**Filed February 29, 2008**
>**File No. 1-13122**

Dear Ms. Lewis:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2007)

Selected Consolidated Financial Data, page 28

Income Statement Data:

1.   Reference is made to your placement of "Amortization expense" under the heading of
        "Other income (expense)" rather than including it as a component of the line item
        "Operating expenses." In future filings, please reclassify "amortization expense" as a
        component of the line item "Operating expenses," similar to your classification treatment
        of depreciation expense.

Other Data:

2.   It is unclear how your presentation of EBITDA provides specific useful information to an
        analyst, investor, or others in an understanding of your business operations. As we
        believe your inclusion of EBITDA is not justified within the meaning of Item
        10(e)(1)(i)(C) and (D) of Regulation S-K, please delete this non-GAAP measure from
        future filings. Refer also to footnote 44 to Section II.B.2 to Financial Reporting Release
        No. 65, where substantial justification is required. However, to the extent this measure is
        used in your credit facility with respect to a material financial covenant, please refer to
        the disclosure requirements of Question No. 10 of the Staff's "Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003.
        Further, EBITDA, if justifiable in its use as an operating performance measure, should be
        reconciled to "net income," rather than as currently shown to "Income from continuing
        operations before income taxes." If used as a liquidity performance measure, EBITDA
        should be reconciled to "net cash provided by operating activities" as shown in the
        statements of cash flows. Please revise by deleting EBITDA and its reconciliation in its
        entirety, or advise in detail.

Management's Discussion and Analysis

Results of Operations, page 32

3.   See the table of certain income statement data and your narrative discussion that includes
        the non-GAAP measure of "Operating profit." In future filings, please delete this non-
        GAAP measure as it excludes the operating expense item of amortization expense.
        Instead, you may choose to provide a GAAP measure of your operating income. Also,
        expand the narrative discussion to include the amount of your net income for each period
        presented.

Financial Statements

Statements of Income, page 43

4.   See the line items "Other income, net" and "Interest." Please consider revising your
        statements of income to reflect these under a caption, such as "Other income (expense),"
        similar to your presentation in the "Income Statement Data" section of Selected
        Consolidated Financial Data on page 28. Also, disclose the 'gross' amount of "Other
        income, net" on the face of the statements of income, or provide a detailed footnote that
        provides the gross amount of other income and other expense. For example, we note that
        audited footnote 7 discloses the amount of interest income and interest expense resulting
        from the cash surrender value of the life insurance policies.

Note 3. Acquisitions, page 51

5.   Refer to the first paragraph under the section "Summary purchase price allocation
        information for all acquisitions" on page 55. If you elect to make reference to an
        independent or third-party valuation specialist, you must specifically identify the
        specialist in your report. Please revise or delete any such reference from your filing in
        future filings. In addition, if you incorporate a report with such a reference into any
        Registration Statement, the specialist must be identified as an expert in the Registration
        Statement and his consent must be filed as an exhibit.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief